Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-265158

Press Release

For immediate release	Press Contact:

Ann Thielke

Ann Thielke

+1 212 526 1472

Ann.Thielke@barclays.com

Barclays Resumes Further Issuances and Sales of Certain iPath® ETNs

New York, August 1, 2022 – Further to its announcement on July 25, 2022, Barclays Bank PLC (“Barclays Bank”) announced today that it is resuming further issuances and sales by Barclays Bank and its affiliates of each series of iPath® ETNs (the “Resumed ETNs”) listed in the table below, effective as of the open of trading today, August 1, 2022. This action follows the announcement by Barclays Bank on April 28, 2022 to suspend sales of such series of Resumed ETNs. Any such issuances and sales of the Resumed ETNs will be made pursuant to Barclays Bank’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2022. As described below, this action may result in fluctuations in the trading value of such Resumed ETNs.

Name of Resumed ETN	Ticker	Exchange	CUSIP
iPath® Bloomberg Commodity Index Total ReturnSM ETN	DJP	NYSE Arca	06738C778
iPath® Shiller CAPE™ Index ETN	CAPD	NYSE Arca	06742A669
iPath® Select MLP ETN	ATMP	CBOE BZX	06742C723
iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	JJC	NYSE Arca	06746P555
iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	JO	NYSE Arca	06746P563
iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	JJG	NYSE Arca	06746P522
iPath® Series B S&P 500® VIX Mid-Term FuturesTM ETNs	VXZ	CBOE BZX	06746P613
iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	JJN	NYSE Arca	06746P480
iPath® Pure Beta Broad Commodity ETN	BCM	NYSE Arca	06740P114
iPath® S&P GSCI® Total Return Index ETN	GSP	NYSE Arca	06738C794
Pacer® iPath® Gold ETN	GBUG	NYSE Arca	06747D809
iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	BAL	NYSE Arca	06746P548
iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	JJT	NYSE Arca	06746P431
iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	SGG	NYSE Arca	06746P449
iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	JJA	NYSE Arca	06746P589
iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	JJM	NYSE Arca	06746P514
iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NIB	NYSE Arca	06739H313
iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	JJU	NYSE Arca	06746P571
iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	COW	NYSE Arca	06746P498
iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	JJS	NYSE Arca	06746P456
iPath® Silver ETN	SBUG	NYSE Arca	06747D700
iPath® S&P MLP ETN	IMLP	CBOE BZX	06742A750
iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	JJP	NYSE Arca	06746P464
iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	PGM	NYSE Arca	06746P472
Barclays Women in Leadership ETN	WIL	CBOE BZX	06742W430
Barclays Return on Disability ETN	RODI	CBOE BZX	06740D830
iPath® Bloomberg Lead Subindex Total ReturnSM ETN	LD	NYSE Arca	06739H263

The market value of the Resumed ETNs may be influenced by, among other things, the levels of supply and demand for such Resumed ETNs. Recently, a premium or discount, as the case may be, has developed in the trading price of certain series of Resumed ETNs in relation to the intraday indicative value of such series. It is possible that this reopening of sales and issuances may influence the trading price of the Resumed ETNs or cause the premium or discount to decrease or to no longer be present, though it is not possible to predict such impact. In particular, if an investor paid a premium purchase price over the indicative value of the Resumed ETNs, it could lead to significant losses in the event an investor sells Resumed ETNs at a time when such premium is no longer present in the marketplace or if Barclays Bank redeems the Resumed ETNs at its discretion.

For each series of iPath® ETNs listed in the table below (the “Suspended ETNs” and, together with the Resumed ETNs, the “ETNs”), Barclays Bank has commenced today a rescission offer to eligible purchasers in certain transactions relating to certain issuances of the Suspended ETNs. The terms of the rescission offer are set forth in the prospectus supplement that was filed today with the SEC and is available on EDGAR, the SEC’s website at https://www.sec.gov/Archives/edgar/data/312070/000119312522207620/d386666d424b5.htm.

For each series of Suspended ETNs, Barclays Bank intends to resume further issuances and sales when the rescission offer has been completed and settlement of the rescission offer with respect to the relevant series has occurred. Barclays Bank will make a further announcement of the date on which it plans to reopen each series of Suspended ETNs, until which date they will remain suspended, as announced by Barclays Bank on March 14, 2022, April 22, 2022 and April 28, 2022.

Following the suspension of the Suspended ETNs, a premium or discount has developed in the trading price of certain of these Suspended ETNs in relation to their indicative value. The continued suspension of sales may further influence the market value of the Suspended ETNs and may cause further premiums or discounts to develop. Barclays Bank encourages investors to refer to the information in the announcements above regarding these suspensions and the potential impacts on the market value of these Suspended ETNs. Daily redemptions at the option of holders of the Suspended ETNs will not be affected by this suspension.

Name of Suspended ETN	Ticker	Exchange	CUSIP
iPath® Series B S&P 500® VIX Short-Term FuturesTM ETN	VXX	CBOE BZX	06747R477
iPath® Pure Beta Crude Oil ETN	OIL	NYSE Arca	06740P221
Pacer® iPath® Gold Trendpilot ETN	PBUG	NYSE Arca	06747T382
iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	GAZ	NYSE Arca	06745T368
iPath® Series B Carbon ETN	GRN	NYSE Arca	06747C322
iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	JJE	NYSE Arca	06746P530

The pricing supplement and prospectus relating to each series of ETNs can be found on EDGAR, the SEC’s website at www.sec.gov, as well as on the product website at the product page for each of the ETNs listed in the tables above at ipathetn.barclays.

An investment in the ETNs involves significant risks and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and do not benefit from any principal protection. For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant pricing supplement.

Barclays Bank is the issuer of the ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution. Please contact Barclays Bank for further questions:

•	Financial advisors: Directly contact Barclays Bank at etndesk@barclays.com or 1-212-528-7990 to obtain further information.

•

Individual investors: Instruct your broker/advisor/custodian to email us at etndesk@barclays.com or to call us at: 1-212-528-7990. You may call in together with your broker/advisor/custodian or have them speak to us on your behalf.

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customers and clients, and by geography. Our businesses include consumer banking and payments operations around the world, as well as a full-service corporate and investment bank. For further information about Barclays, please visit our website www.barclays.com.

Selected Risk Considerations

An investment in the ETNs described herein involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price (“VWAP”) level, in the case of the iPath® S&P MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of Barclays Bank PLC and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, if Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the commodity markets, the U.S. stock markets or the U.S. Treasury market, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: Except as specified in the pricing supplement, you must redeem at least the minimum number of ETNs specified in the pricing supplement at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275 (extension 7-7990).

© 2022 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE